Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Obsidian Energy Ltd. (the “Company” or “Obsidian Energy”)
200, 207 – 9th Avenue SW
Calgary, AB
T2P 1K3

Item 2 Date of Material Change

December 3, 2025

Item 3 News Release

Press releases describing the material change were disseminated by the Company on November 19, 2025 and December 3, 2025, through the facilities of Newsfile Corp. and can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On December 3, 2025, the Company announced that it has completed a private placement offering (the “Offering”) of $175 million aggregate principal amount of 8.125 percent five-year senior unsecured notes due December 3, 2030 (the “Notes”).

The Company used a portion of the net proceeds from the Offering to redeem the balance of its outstanding $80.8 million, 11.95%, senior unsecured notes due July 27, 2027 (the “2027 Notes”), which was also completed on December 3, 2025.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Offering was completed on December 3, 2025, and conducted pursuant to an underwriting agreement entered into on November 19, 2025, among the Company, BMO Nesbitt Burns Inc. (“BMO”), RBC Dominion Securities Inc. (“RBC”) and Raymond James Ltd. BMO and RBC acted as bookrunners for the Offering.

The Notes were issued at par under a trust indenture and are direct senior unsecured obligations of Obsidian Energy, ranking equal with all other present and future senior unsecured indebtedness of the Company.

The Company used a portion of the proceeds from the Offering to redeem the balance of its 2027 Notes, which was also completed on December 3, 2025. The remaining proceeds were used to pay down indebtedness under the Company’s syndicated credit facility and to pay related transaction expenses.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Mark Hawkins, VP Legal, General Counsel & Corporate Secretary, who is knowledgeable about the details of the Offering and may be contacted at (403)-218-8933.

Item 9 Date of Report

December 12, 2025